Exhibit 12.1
SLM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Years Ended December 31,					Three Months Ended March 31,
	2012	2013	2014	2015	2016	2016	2017
Income before income tax expense	$341,869	$416,527	$333,752	$439,064	$414,436	$104,790	$145,954
Add: Fixed charges	84,709	91,182	98,404	132,048	189,717	40,475	62,477

Total earnings	$426,578	$507,709	$432,156	$571,112	$604,153	$145,265	$208,431

Interest expense	$82,912	$89,085	$95,815	$128,619	$185,908	$39,592	$61,412
Rental expense, net of income	1,797	2,097	2,589	3,429	3,809	883	1,065

Total fixed charges	84,709	$91,182	98,404	132,048	189,717	40,475	62,477

Preferred stock dividends	—	—	12,933	19,595	21,204	5,139	5,575
Total fixed charges and preferred stock dividends	$84,709	$91,182	$111,337	$151,643	$210,921	$45,614	$68,052
Ratio of earnings to fixed charges(1)	5.04	5.57	4.39	4.33	3.18	3.59	3.34

Ratio of earnings to fixed charges and preferred stock dividends(1)	5.04	5.57	3.88	3.77	2.86	3.18	3.06

(1)
For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.